Exhibit 99.1

Independent Auditor’s Report

To the Shareholders and Board of Directors of Royal Bank of Canada

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Royal Bank of Canada and its subsidiaries (together, the Bank) as of October 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Bank’s consolidated financial statements comprise:

•	the consolidated balance sheets as of October 31, 2021 and 2020;
•	the consolidated statements of income for the years then ended;
•	the consolidated statements of comprehensive income for the years then ended;
•	the consolidated statements of changes in equity for the years then ended;
•	the consolidated statements of cash flows for the years then ended; and
•	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Management’s Discussion and Analysis, rather than in the notes to the consolidated financial statements. These disclosures are cross-referenced from the consolidated financial statements and are identified as audited.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Allowance for Credit Losses (ACL)

Refer to Note 2 - Summary of significant accounting policies, estimates and judgments, Note 4 - Securities and Note 5 - Loans and allowance for credit losses to the consolidated financial statements.

The Bank’s ACL for financial assets was $4,471 million as of October 31, 2021 and represents management’s estimate of expected credit losses on financial assets as of the balance sheet date. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Financial assets are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions such as the financial asset’s probability of default, loss given default and exposure at default, which are modelled based on macroeconomic variables, and discounted to the reporting date.

Management’s estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes a forecast of all relevant macroeconomic variables, designed to capture a wide range of possible outcomes, and which are probability-weighted according to management’s expectation of the relative

Our approach to addressing the matter included the following procedures, amongst others:

•  Testing the effectiveness of controls relating to the estimation of the ACL, incorporating consideration of the ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic, including controls over:

¡    Probability of default, loss given default and exposure at default models.

¡   Design of multiple future macroeconomic scenarios, the forecasting of macroeconomic variables, and the probability-weighting of these scenarios.

¡   Completeness and accuracy of the data inputs underlying the ACL calculation.

¡    Application of expert credit judgment.

•  Testing management’s process for estimating the Stage 1 and Stage 2 ACL, including their consideration of the ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic, which consisted of:

¡    Testing the completeness, accuracy, and relevance of underlying data.

¡   Using professionals with specialized skill and knowledge to assist in evaluating:

•   Appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL.

Key audit matter	How our audit addressed the key audit matter

likelihood of the range of outcomes that each scenario represents at the reporting date. As disclosed in Note 5, while the global economic recovery has continued throughout fiscal 2021, momentum has waned over the year amid ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic. As a result, the estimation of the ACL continues to require the application of heightened judgment, as there is a higher than usual degree of uncertainty and the inputs used are inherently subject to change, which may materially change the estimate of Stage 1 and Stage 2 ACL in future periods. The possibility of a more prolonged recovery period, including monetary policy responses to elevated inflation rates which may increase credit risk, has been reflected in management’s general downside scenario.

To address the uncertainties inherent in the current and future environment and to reflect relevant risk factors not captured in the Bank’s modelled results, management applied expert credit judgment in quantitative and qualitative adjustments for the impacts of the unprecedented macroeconomic environment including the impact of government support programs in offsetting the effect of COVID-19 related unemployment on the economy and on mitigating the losses for the sectors most sensitive to the economic impact of the COVID-19 pandemic.

We considered this a key audit matter due to:

•  Significant judgment required by management when:

¡   Designing future macroeconomic scenarios.

¡   Forecasting macroeconomic variables.

¡    Probability-weighting scenarios.

¡   Applying expert credit judgment to reflect characteristics not already considered in the models.

•  High degree of estimation uncertainty due to the ongoing uncertainty regarding the extent and duration of the impacts of the COVID-19 pandemic, which led to a high degree of auditor judgment.

•  Significant audit effort necessary to evaluate audit evidence as the estimation of the ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model-based.

•  Audit effort included the use of professionals with specialized skill and knowledge.

•   Reasonableness of significant inputs and assumptions used in the estimation of the ACL related to:

•   Design of future macroeconomic scenarios.

•   Forecasted macroeconomic variables.

•   Probability-weights assigned to the scenarios.

•   Appropriateness of the ACL calculation.

•   Management’s application of expert credit judgment.

Goodwill Impairment Assessment of the Caribbean Banking Cash Generating Unit (CGU)

Refer to Note 2 - Summary of significant accounting policies, estimates and judgments and Note 10 - Goodwill and other intangible assets to the consolidated financial statements.

The goodwill allocated to the Caribbean Banking CGU was $1,600 million. Management conducts a goodwill impairment test as of August 1 of each year by comparing the carrying amount of each Cash Generating Unit (CGU) to its recoverable amount. The recoverable amount of a CGU is represented by its value in use (VIU), except in circumstances where the carrying amount of a CGU exceeds its VIU. In such cases, the greater of the CGU’s fair value less costs of disposal (FVLCD) and its VIU is the recoverable amount.

Management estimated the recoverable amount of the Caribbean Banking CGU based on its FVLCD. Management calculated the FVLCD using a discounted cash flow method that projects future cash flows over a 5-year period based on management forecasts, adjusted to approximate the considerations of a prospective third-party buyer. Cash flows beyond the initial 5-year period are assumed by management to increase at a constant rate using a nominal long-term growth rate. The discount rate used to determine the present value of the Caribbean Banking CGU’s projected future cash flows is based on the bank-wide cost of capital, adjusted for the risks to which the CGU is exposed.

Our approach to addressing the matter included the following procedures, amongst others:

•  Testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the Caribbean Banking CGU.

•  Testing management’s process for determining the recoverable amount of the CGU, which consisted of:

¡   Evaluating the appropriateness of the discounted cash flow model.

¡    Testing the completeness, accuracy, and relevance of underlying data used in the model.

¡   Evaluating the reasonableness of assumptions used by management, related to future cash flows, which involved evaluating the consistency with:

•   Current and past performance of the CGU.

•   External market data and industry data.

•   Evidence obtained in other areas of the audit.

¡    Evaluating consistency of the recoverable amount with market comparable transactions.

•  Professionals with specialized skill and knowledge assisted us in evaluating:

¡    Appropriateness of management’s discounted cash flow model.

Key audit matter	How our audit addressed the key audit matter

As disclosed by management, with the improved economic environment in 2021, tempered by continued uncertainty related to COVID-19, the recoverable amount of the Caribbean Banking CGU has increased. As of August 1, 2021, management determined that the recoverable amount was 123% of its carrying amount. Management also considered reasonably possible alternative scenarios, including market comparable transactions, which yielded valuations ranging from a material surplus to an immaterial deficit.

Management uses significant judgment to determine inputs to the discounted cash flow model. If the future cash flows and other assumptions in future periods deviate significantly from the current amounts used in management’s impairment testing, the value of goodwill could become impaired.

We considered this a key audit matter due to:

•   Significant judgment required by management when determining the recoverable amount of the CGU, including projecting future cash flows.

•   High degree of auditor judgment and subjectivity in performing procedures over management’s calculation of the recoverable amount of the CGU, and evaluating audit evidence.

•   Audit effort included the use of professionals with specialized skill and knowledge.

¡ Consistency of the recoverable amount of the CGU with market comparable transactions.

Uncertain Tax Positions

Refer to Note 2 - Summary of significant accounting policies, estimates and judgments and Note 21 - Income taxes to the consolidated financial statements.

The Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank’s tax positions to determine tax provisions, which includes management’s best estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank’s tax positions by the relevant tax authorities.

In some cases, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors.

We considered this a key audit matter due to:

•  Significant judgment required by management, including a high degree of estimation uncertainty, when:

¡   Interpreting the relevant tax laws.

¡    Assessing the probability of acceptance of the Bank’s tax positions, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities.

•  High degree of auditor judgment and subjectivity in performing procedures to evaluate the uncertain tax positions.

•  Audit effort included the use of professionals with specialized skill and knowledge.

Our approach to addressing the matter included the following procedures, amongst others:

•  Testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions.

•  Testing management’s process used in (i) assessing the probability of acceptance of the Bank’s tax positions; and (ii) estimating provisions relating to uncertain tax positions, if applicable, which reflects management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities. This involved:

•   Evaluating the appropriateness of the methods used.

•   Testing the completeness, accuracy, and relevance of underlying data used.

•   Reviewing correspondence with relevant taxation authorities.

•   Making inquiries of the Bank’s internal and external legal counsel.

•   Evaluating, with the assistance of professionals with specialized skill and knowledge:

¡    Application of relevant tax laws.

¡   Whether it is probable that the relevant tax authorities will accept the tax positions.

¡    Evidence used by management.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Samuel May.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

November 30, 2021